Filed by ECP Environmental Growth Opportunities Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ECP Environmental Growth Opportunities Corp.

Commission File No.: 001-40032

Date: November 12, 2021

Fast Radius Reports Third Quarter 2021 Financial Highlights

Achieves record quarterly revenues and 139% growth over the third quarter 2020

Chicago – November 11, 2021 –– Fast Radius, Inc. (“Fast Radius”), a cloud manufacturing and digital supply chain company, today announced financial highlights for the third quarter ended September 30, 2021. Earlier this year, Fast Radius entered into a definitive merger agreement with ECP Environmental Growth Opportunities Corp. (NASDAQ: ENNV), a special purpose acquisition company, to become a publicly traded company (the “Business Combination’’).

Third Quarter and Nine Months Ended September 30, 2021 Financial Highlights (unaudited)

•	Revenue was $6.9 million for the third quarter 2021, up 139% compared to a year ago.

•	Revenue was $15.6 million for the nine months ended September 30, 2021, up 61% compared to a year ago.

Key Business Metrics

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Total Bookings: Bookings for the third quarter 2021 were $19.7 million, an increase of more than 5x compared to a year ago. For the nine months ended September 30, 2021, total Bookings were $35 million, up 363% compared to a year ago.

•	Bookings in excess of $50,000: For the nine months ended September 30, 2021, 71% of total Bookings were in excess of $50,000, compared to 34% a year ago.

•	Parts per Order Booked: For the nine months ended 2021, the number of parts per order booked was 1,349, an increase of 29% compared to a year ago.

“Our excellent third quarter revenues and bookings demonstrate strong execution and positive momentum across our business,” said Lou Rassey, Co-founder and CEO of Fast Radius. “Based on these results, we are building greater visibility heading into 2022. Our bookings indicators clearly show increasing market interest in Fast Radius’ offerings with significant growth in large orders compared to last year. I’m especially proud of our team’s continued focus on scaling our cloud manufacturing and digital supply chain infrastructure to better serve our customers.”

Full Year 2021 Revenue Outlook

Based on current business conditions, business trends and other factors, for the twelve months ending December 31, 2021, Fast Radius now expects revenue to be in the range of $23.0 million to $23.5 million.

Business Combination Update

Fast Radius remains on track to complete the Business Combination, subject to approval by ENNV stockholders and other customary closing conditions. Upon closing, the newly combined company will operate as Fast Radius and trade on the NASDAQ under the symbol “FRDS”.

About Fast Radius, Inc.

Fast Radius, Inc. is a leading cloud manufacturing and digital supply chain company. The Cloud Manufacturing Platform™ from Fast Radius is a first-of-its-kind solution that integrates design, production, and fulfillment operations through a common digital infrastructure to make manufacturing easier, more accessible, and more sustainable. Founded in 2017, Fast Radius, Inc. is headquartered in Chicago with offices in Atlanta, Louisville, and Singapore and micro-factories in Chicago and at the UPS Worldport facility in Louisville, KY.

About ECP Environmental Growth Opportunities Corp.

ECP Environmental Growth Opportunities Corp. (NASDAQ: ENNV) is a special purpose acquisition company formed by Energy Capital Partners Management, LP for the purpose of entering into a merger, stock purchase, or similar business combination with one or more businesses. The strategy of ECP Environmental Growth Opportunities Corp. is to identify and acquire businesses located in North America that concentrate on combating climate change by decreasing the carbon intensity of energy production, increasing the efficiency of industrial and consumer-related activities, expanding electricity storage and distribution, and improving the overall sustainability of the economy through efforts to lower pollution and increase beneficial reuse. For more information, visit ecpennv.com.

Contacts

Fast Radius Investor Relations

Cody Slach, Alex Thompson

(949) 574-3860

FastRadius@GatewayIR.com

Fast Radius Public Relations

Morgan Scott

(312) 465-6345

PR@FastRadius.com

Key Business Metrics

Fast Radius reviews Key Business Metrics, including those detailed above, to measure its performance, identify trends in its business environment, create and execute on business plans, and make strategic decisions that will impact its future operational results.

Key Business Metrics are limited as an analytical tool as: (1) they may not accurately predict Fast Radius’ future GAAP financial results (2) Fast Radius may not realize all of the contract value reflected in its Bookings, and (3) other companies, specifically companies in Fast Radius’ industry, may calculate Key Business Metrics differently, which limits their usefulness as comparative measures. Bookings can vary significantly between fiscal quarters. As such, information regarding Bookings is not comparable to, and should not be substituted for, an analysis of Fast Radius’ revenues over time.

Fast Radius’ Bookings represent the contractual value of all customer purchase orders received during a given fiscal period. Bookings vary from period to period depending on numerous factors, including the overall health of the manufacturing industry, industry consolidation, and sales performance. Fast Radius expects that the majority of purchase orders included in Bookings for a given fiscal quarter will be earned as revenues within the quarter or subsequent four fiscal quarters, with the specific timing determined by the nature and scope of each purchase order, but generally not to exceed one fiscal year. However, in some cases, larger than average, long-term purchase orders may have a delivery schedule that spans beyond four quarters. Under limited circumstances, purchase orders may be terminated or delayed by customers for reasons beyond Fast Radius’ control.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Transaction”) between Fast Radius and ENNV. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “scales,” “representative of,” “valuation,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of ENNV’s securities, (ii) the risk that the Transaction may not be completed by ENNV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ENNV, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the requisite approvals of ENNV’s and Fast Radius’ stockholders, the satisfaction of the minimum trust account amount following any redemptions by ENNV’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Transaction, (v) the risk that ENNV’s proposed private offering of public equity is not completed, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger (the “Merger Agreement”) relating to the Transaction, (vii) the effect of the announcement or pendency of the Transaction on Fast Radius’ business or employee relationships, operating results and business generally, (viii) the risk that the Transaction disrupts current plans and operations of Fast Radius, (ix) the risk of difficulties in retaining employees of Fast Radius as a result of the Transaction, (x) the outcome of any legal proceedings that may be instituted against Fast Radius or against ENNV related to the Merger Agreement or the Transaction, (xi) the ability to maintain the listing of ENNV’s securities on a national securities exchange, (xii) changes in the competitive industries in which Fast Radius operates, variations in operating performance across competitors, changes in laws and regulations affecting Fast Radius’ business and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transaction, and the ability to identify and realize additional opportunities, (xiv) risks related to the uncertainty of Fast Radius’ projected financial information, (xv) risks related to Fast Radius’ potential inability to become profitable and generate cash, (xvi) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, (xvii) the risk that demand for Fast Radius’ cloud manufacturing technology does not grow as expected, (xviii) the ability of Fast Radius to retain existing customers and attract new customers, (xix) the potential inability of Fast Radius to manage growth effectively, (xx) the potential inability of Fast Radius to increase its cloud manufacturing capacity or to achieve efficiencies regarding its cloud manufacturing process or other costs, (xxi) the enforceability of Fast Radius’ intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others, (xxii) Fast Radius’ dependence on senior management and other key employees, (xxiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Fast Radius operates, (xxiv) the risk that Fast Radius may require additional funding for its growth plans and may not be able to obtain any additional financing on terms that are acceptable to Fast Radius or at all and (xxv) costs related to the Transaction and the failure to realize anticipated benefits of the Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties which will be more fully described in the “Risk Factors” section of ENNV’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement/prospectus discussed below and other documents filed by ENNV from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Fast Radius and ENNV assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Fast Radius nor ENNV gives any assurance that either Fast Radius or ENNV, or the combined company, will achieve its expectations.

Additional Information and Where To Find It

This press release relates to the proposed Transaction between ENNV and Fast Radius. ENNV filed a registration statement on Form S-4 relating to the Transaction with the SEC on September 3, 2021, as amended on October 8, 2021 (the “Registration Statement”), which included a proxy statement/prospectus that will be sent to all ENNV stockholders. ENNV will also file other documents regarding the Transaction with the SEC. Before making any voting decision, investors and security holders of ENNV and Fast Radius are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about the Transaction. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by ENNV through the website maintained by the SEC at www.sec.gov. The documents filed by ENNV with the SEC also may be obtained free of charge upon written request to ENNV at 40 Beechwood Road, Summit, New Jersey 07901.

Participants in the Solicitation

ENNV, Fast Radius and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ENNV’s stockholders in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the proxy statement/prospectus when available. You can find more information about ENNV’s directors and executive officers in the final prospectus relating to ENNV’s initial public offering, which ENNV filed with the SEC on February 10, 2021. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.